Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

February 28, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Registration Statement on Form F-1 Submitted January 21, 2022 CIK No. 0001825875

Dear Mr. Jones:

This letter is in response to your letter on February 4, 2022 in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 21, 2022. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed February 4, 2022

Risk Factor Summary, page 9

1.	Please disclose risks related to your dual-class structure.

RESPONSE:  We respectfully advise the Staff that we have disclosed risks related to dual-class structure on page [--].

Risks Related to Doing Business in China, page 9

2.	We note your response to prior comment 7. However, it is unclear how the disclosure in the bullet points in this section is consistent with the risk factor disclosure in the section titled “Risks Relating to Doing Business in China” on pages 15-26. Ensure that risks reflected in your summary are also reflected in your risk factor section. In this regard, revise to provide cross-references to the more detailed discussion of each risk in the prospectus as opposed to a cross-reference on page 9 to the section titled “Risk factors.”

RESPONSE:  We respectfully advise the Staff that we have provided cross-reference to each risk in the risk factor summary.

Risk Factors, page 15

3.	In light of your dual-class capital structure please address:

●	the ownership interest and voting power that Mr. Kong will have upon the completion of this offering;

●	the controlling shareholder’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;

●	the dual-class shares may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest;

●	the risk that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of the Class A Ordinary Shares;

●	any exceptions to provisions requiring mandatory conversion of Class B Ordinary Shares upon the transfer; and

●	disclose that future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

RESPONSE:  We respectfully advise the Staff that we have added a risk factor on dual class capital structure and addressed each of the bullet points above on page 42 – “Risk Factors – Risks related to this Offering and our Ordinary Shares – The dual class structure of our ordinary shares will have the effect of concentrating voting control with Erayak International Limited, which will hold in the aggregate 83.87% of the voting power of our capital stock following the completion of this offering, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval,” except for the fifth bullet point, for which we respectfully advise the Staff that there is no mandatory conversion of Class B Ordinary Shares under any event under the provisions of the Company’s Amended and Restated Articles of Association.

Description of Share Capital, page 102

4.	We note your disclosure that Class B Shares are convertible into one share Class A ordinary Share. Please update this section to disclose any transfer restrictions and conversion features of your Class B Ordinary Shares.

RESPONSE:  We respectfully advise the Staff that we have revised the Registration Statement to encompass all aspects of the features of our Class B Ordinary Shares.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer